FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated February 24, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Report on the full year 2008 results of Magyar Telekom

Transformation reinforces our strong market and financial position

Budapest – February 24, 2009 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for 2008, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down by 0.5% to HUF 673.1 bn (EUR 2 678.9 m) in 2008 over 2007. Fixed line voice retail revenues were under pressure from competition of cable, mobile and alternative operators. Fixed line wholesale revenues were also down in all three markets, in Hungary mainly driven by the integration of international voice wholesale traffic by Deutsche Telekom since the beginning of 2008. Declining fixed line voice revenues were partly offset by growth in mobile and internet revenues. Revenues were also supported by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5 bn accounted in the second quarter of 2008.

•                  EBITDA was up by 10.0% to HUF 268.4 bn, with an EBITDA margin of 39.9%. Group EBITDA excluding investigation-related costs, severance payments and accruals increased by 1.9% year-on-year. (Investigation-related costs came to HUF 5.4 bn in 2008 against HUF 5.7 bn in 2007; severance payments and accruals were HUF 8.5 bn in 2008, and, including a portion attributable to contractual termination expense of key managers, reached HUF 27.5 bn in 2007.) EBITDA without these special influences increased by 1.9% and EBITDA margin was 41.9% in 2008 compared to 40.9% in 2007. The savings generated from the headcount reduction are reflected in the improved profitability, which was also helped by the reversal of provisions related to fixed to mobile traffic revenues in the amount of HUF 8.5 bn in the second quarter of 2008.

•                  Profit attributable to equity holders of the company (net income) increased by 54.6%, from HUF 60.2bn (EUR 239.4 m) to HUF 93.0 bn (EUR 370.2 m). Besides higher EBITDA, the increase was also due to lower depreciation and amortization expenses in 2008. Depreciation expenses decreased due to the extension of the useful life of certain network assets during 2008.

•                  Net cash generated from operating activities decreased from HUF 231.3 bn to HUF 210.3 bn. The higher EBITDA was offset by increased working capital requirements, mainly driven by the use of provisions related to the headcount reduction program and the reversal of provisions related to fixed to mobile traffic revenues. Net cash used in investing activities decreased from HUF 134.9 bn to HUF 113.4 bn due to lower payments for other financial assets in 2008. Net cash used in financing activities decreased significantly, from HUF 109.2 bn to HUF 79.2 bn as 2007 figures also include the dividends paid to shareholders in January 2007 for 2005 financials and the related financing requirement.

•                  Investments in tangible and intangible assets (CAPEX) increased from HUF 103.8 bn in 2007 to HUF 107.9 bn in 2008. Of this, HUF 52.5 bn is related to the T-Home segment, HUF 45.7 bn to T-Mobile (within this, HUF 13.2 bn was spent on mobile broadband investment in Hungary), HUF 3.3 bn to T-Systems and HUF 6.4 bn to Group Headquarters and Shared Services. The 2008 CAPEX spending also includes a HUF 2.5 bn fee for the 3G license in Macedonia and HUF 1.8 bn non-cash items related to inventory reallocation and asset retirement obligations.

•                  Net debt decreased slightly from HUF 261.6 bn to HUF 253.7 bn by the end of 2008. The net debt ratio (net debt to net debt plus total equity) also slightly decreased and stood at 29.7% at end-2008.

Christopher Mattheisen, Chairman and CEO commented: “The year of 2008 marked an important milestone in the process of becoming an integrated company with a leaner organization, simplified brand structure and powerful and competitive product offerings from T-Home, T-Mobile and T-Systems. To improve our competitiveness we made a further important step in the fourth quarter and launched our satellite TV service. We can report very positive customer reactions to our satellite TV launch, in the short time since introduction the order volume is well above expectations. We believe that through gaining TV market share position we can protect and even grow our voice and broadband market shares, in line with our strategic goal to strengthen Magyar Telekom’s 3Play position.

As well as seeing through the transformation of the Group last year, we have also met the financial targets delivering broadly stable revenues and even a slight increase in underlying EBITDA (EBITDA excluding investigation- and headcount-reduction related expenses) in 2008 compared to 2007. Underlying EBITDA margin was close to 42% in 2008. In terms of CAPEX, excluding the non-cash items and the 3G license in Macedonia, we have reported a CAPEX to Sales ratio of around 15% in line with the announced targets.

Looking ahead, the general economic outlook and its potential impact on our business is still uncertain and difficult to predict. Despite the very challenging environment and uncertain outlook that we face, not just in Hungary but in our foreign markets as well, we are targeting for 2009 a revenue decline of 1% and an EBITDA decline of 1 to 2% compared to the 2008 results(1) (excluding both special influences and the one-off item related to the fixed-to-mobile provision reversal). In terms of CAPEX, as announced earlier, we aim to maintain the absolute 2008 level this year(1), despite the weakening Hungarian currency. This flat level also includes the investments in the fibre roll-out program announced earlier. We are continuously monitoring the economic environment and its impact on our business and will communicate if and when our assessment of our outlook changes.”

Q4 2008 results analysis

Group:

•                  Revenues were down by 1.6% to HUF 170.2 bn in the fourth quarter of 2008 over the same period of last year. Retail fixed voice revenues were down by 9.6% mainly due to fixed to mobile substitution in Hungary, while fixed wholesale revenues were down by 25.8% driven by a drop in all three markets. Despite lower mobile termination rates in Hungary and increased competition in our international mobile markets, mobile revenues were up by 2.9% quarter-on-quarter.

•                  EBITDA was up by 33.3% to HUF 54.5 bn and EBITDA margin was 32.0% in Q4 2008. Excluding the severance payments and accruals (HUF 5.2 bn in Q4 2008 and HUF 19.3 bn in Q4 2007) and the investigation-related costs (HUF 1.5 bn in Q4 2008 and HUF 2.0 bn in Q4 2007), EBITDA was down by 1.7% and EBITDA margin was 35.9% in the last quarter of 2008.

•                  Net income increased to HUF 12.6 bn driven by higher EBITDA and lower depreciation and amortization expenses, partly offset by higher net financial expenses and increased income taxes. Depreciation expenses decreased by 10.2% in the fourth quarter due to the extension of the useful life of certain network assets during 2008. Net financial expenses were higher parallel to the significantly increased reference interest rate in Hungary.

T-Home

Revenues before intersegment elimination fell by 6.7% to HUF 71.8 bn in Q4 2008 compared to the same period last year, while EBITDA margin was 33.9%.

•                  T-Home Hungary reported a revenue decline of 7.4% to HUF 56.9 bn in Q4 2008. The decline was driven by decreasing voice revenues, with increasing competition primarily from mobile and cable operators causing a continuous reduction in customer base, traffic volume and average tariff levels. Internet revenues decreased by 8.5%, reflecting the slowdown in ADSL customer growth and the price cut as part of the rebranding campaign. The total number of broadband connections was close to 762,000 at end-December 2008, while the aforementioned competition resulted in an accelerated decline in the total number of fixed lines (down by 9.6% in 2008). On the other hand, demand for the new satellite TV product was very strong, the number of customers reached 5,000 by the end of the year with additional 13,000 orders received. Due to the lower severance payments and accruals in Q4

(1) The comparable figures for 2008 are: HUF 664.5 bn revenues, HUF 273.7 bn EBITDA and HUF 103.6 bn CAPEX.

2008 (HUF 11.5 bn in Q4 2007 while HUF 1.9 bn in Q4 2008), EBITDA was up by 62.6% to HUF 19.6 bn and EBITDA margin was 34.4%.

•                  In Macedonia, revenues decreased by 7.0% to HUF 10.1 bn, as both retail and wholesale voice revenues declined due to increasing mobile substitution and competition from alternative operators, partly offset by higher internet revenues. EBITDA was down by 25.6% to HUF 3.3 bn mainly due to penalties and provisions accounted in relation to legal cases. EBITDA margin was 33.1% in Q4 2008.

•                  Revenues of T-Com Crna Gora were up by 2.2% to HUF 5.0 bn in Q4 2008. Higher retail revenues, thanks to increased fixed-to-mobile traffic, and increased internet and other revenues could offset the declining voice wholesale revenues. The decline in wholesale traffic revenues was mainly driven by significantly lower transit traffic from the mobile competitor Promonte. EBITDA was down by 15.6% to HUF 1.5 bn partly due to increased wages from June 2008. EBITDA margin was 28.9% in Q4 2008.

T-Mobile

Revenues before intersegment elimination increased by 1.8% to HUF 90.7 bn in the fourth quarter of 2008 compared to the same period in 2007; EBITDA margin was 35.7%.

•                  T-Mobile Hungary showed a revenue decrease of 2.0% to HUF 71.7 bn in the fourth quarter, as the growth in the customer base and expansion of value added service revenues could not offset the decline in wholesale voice revenues due to the cut in mobile termination rates in January 2008 and the lower retail revenues driven by continuously decreasing average tariff levels also due to the roaming regulation. T-Mobile Hungary maintained its market leader position with 43.9% share of total SIM cards at end-December 2008. Despite the continued rise in value added service revenues and usage, ARPU showed a 10.0% decrease year-on-year due to the declining tariff levels, the cut in mobile termination rates and roaming tariffs as well as the higher inactive ratio. Average acquisition cost per new customer was up by 12.5% to HUF 7,376. The population-based coverage of our HSDPA network reached 67% by the end of December. EBITDA decreased by 10.7% to HUF 26.1 bn and EBITDA margin was 36.4% in the fourth quarter of 2008.

•                  T-Mobile Macedonia reported a revenue increase of 2.9% to HUF 11.4 bn. The strong growth in the customer base and the improving customer mix were able to mostly offset the 15.3% decline in ARPU, which resulted from the continuous tariff decreases after the entrance of the third mobile operator in 2007. Wholesale revenues decreased parallel to the cut in interconnect rates from August 2008. EBITDA decreased by 1.0% to HUF 4.8 bn and EBITDA margin was 41.7% in Q4 2008.

•                  Revenues of T-Mobile Crna Gora were up by 38.5% to HUF 4.5 bn in Q4 2008. The strong growth in the customer base could offset the decline in tariff levels driven by the market entry of the third mobile operator in 2007. Wholesale revenues increased partly driven by the introduction of SMS interconnect fees during 2008. EBITDA significantly increased thanks to the higher revenues and lower handset subsidies and reached HUF 1.2 bn. EBITDA margin was 27.4% in Q4 2008.

•                  Revenues of Pro-M, the TETRA service company, accounted HUF 3.7 bn in the fourth quarter of 2008. Revenues increased due to higher amount of sale of network elements in Q4 2008 (HUF 2.5bn in Q4 2008 while in the same period in 2007 it only amounted to HUF 0.6 bn). EBITDA was HUF 0.3 bn and the EBITDA margin was 8.3% in Q4 2008.

T-Systems

Revenues before intersegment elimination increased by 7.2% to HUF 23.8 bn. System integration/IT revenues were up by 14.2% in the fourth quarter of 2008 mainly driven by intra-Group orders, while fixed line revenues declined slightly mainly due to mobile substitution. Thanks to the integration efforts and efficiency improvements, EBITDA increased to HUF 4.3 bn and EBITDA margin was 18.2% in Q4 2008. Underlying EBITDA margin (excluding the severance payment and accruals of HUF 1.1 bn in Q4 2008) even reached 23.0%, however this also includes the reversal of part of the impairment accounted in the last quarter of 2007.

Group Headquarters and Shared services

Revenues before intersegment elimination were down by 7.5% to HUF 5.8 bn. EBITDA increased to HUF -6.5 bn due to lower investigation-related expenses (HUF 1.5 bn in Q4 2008 compared to HUF 2.0 bn in Q4 2007) and lower headcount reduction related severance payments and accruals (HUF 1.1 bn in Q4 2008 compared to HUF 5.6 bn in Q4 2007).

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PWC”) identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case (the “independent investigators”), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”), and the Hungarian Supervisory Financial Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007,our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.  In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts identified by the independent investigators.

In 2007 the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

Hungarian authorities also commenced their own investigations into the Company’s activities in Montenegro.  The Hungarian National Bureau of Investigation has informed us that it closed its investigation as of May 20, 2008 without identifying any criminal activity.

United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law.  The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries’ procurement and dividend payment activities in that country (together with U.S. investigations, the “Government investigations”). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

Magyar Telekom incurred HUF 5.4 bn expenses relating to the investigation in 2008, which are included in other operating expenses in the Group Headquarters and Shared services (“GHS”) segment.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of Makedonski Telekom, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of December 31, 2008 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. Treasury shares amount to 0.14% of issued capital, while the remaining 40.65% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s 2008 results please visit our website

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated

Balance Sheets - IFRS

 (HUF million)

	Dec 31, 2007	Dec 31, 2008
	(Unaudited)	(Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	47,666	66,680	39.9%
Trade and other receivables	103,576	101,895	(1.6)%
Other current financial assets	63,431	68,498	8.0%
Current income tax receivable	1,857	2,676	44.1%
Inventories	10,652	13,291	24.8%
Non current assests held for sale	4,393	1,775	(59.6)%

Total current assets	231,575	254,815	10.0%

Non current assets

Property, plant and equipment - net	534,731	543,689	1.7%
Intangible assets - net	337,227	337,692	0.1%
Investments in associates and joint ventures	4,936	4,136	(16.2)%
Deferred tax assets	1,286	1,590	23.6%
Other non current financial assets	24,977	26,094	4.5%
Other non current assets	846	840	(0.7)%

Total non current assets	904,003	914,041	1.1%

Total assets	1,135,578	1,168,856	2.9%

LIABILITIES

Current liabilities

Financial liabilities to related parties	25,210	96,331	282.1%
Other financial liabilities	44,666	36,623	(18.0)%
Trade payables	86,046	92,340	7.3%
Current income tax payable	2,365	1,697	(28.2)%
Provisions	20,811	17,235	(17.2)%
Other current liabilities	43,920	37,210	(15.3)%

Total current liabilities	223,018	281,436	26.2%

Non current liabilities

Financial liabilities to related parties	254,432	243,097	(4.5)%
Other financial liabilities	55,038	22,910	(58.4)%
Deferred tax liabilities	2,714	11,071	307.9%
Provisions	12,886	9,417	(26.9)%
Other non current liabilities	5,797	583	(89.9)%

Total non current liabilities	330,867	287,078	(13.2)%

Total liabilities	553,885	568,514	2.6%

EQUITY

Shareholders’ equity
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(1,179)	(1,179)	0.0%
Cumulative translation adjustment	(688)	5,797	n.m.
Revaluation reserve for available for sale financial assets - net of tax	118	(59)	n.m.
Reserve for equity settled share based transactions	49	49	0.0%
Retained earnings	385,044	401,001	4.1%
Total shareholders’ equity	514,998	537,263	4.3%
Minority interests	66,695	63,079	(5.4)%
Total equity	581,693	600,342	3.2%

Total liabilities and equity	1,135,578	1,168,856	2.9%

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

 (HUF million)

	Year ended Dec 31,
	2007	2008	%
	(Unaudited)	(Unaudited)	change

Revenues

Subscriptions	90,789	85,440	(5.9)%
Domestic outgoing traffic	51,423	51,498	0.1%
International outgoing traffic	10,107	7,926	(21.6)%
Value added and other services	7,453	6,169	(17.2)%
Voice - retail revenues	159,772	151,033	(5.5)%

Domestic incoming traffic	10,459	6,689	(36.0)%
International incoming traffic	19,860	14,805	(25.5)%
Voice - wholesale revenues	30,319	21,494	(29.1)%

Internet	57,796	59,823	3.5%
Data	27,440	28,839	5.1%
Multimedia	18,102	18,830	4.0%
Equipment	5,395	7,058	30.8%
Other fixed line revenues	10,509	12,818	22.0%

Fixed line revenues	309,333	299,895	(3.1)%

Voice - retail	195,718	196,983	0.6%
Voice - wholesale	46,244	46,241	0.0%
Visitor	6,632	5,995	(9.6)%
Non-voice	45,068	50,936	13.0%
Equipment and activation	23,121	21,169	(8.4)%
Other mobile revenues	8,984	10,441	16.2%

Mobile revenues	325,767	331,765	1.8%

System Integration/Information Technology revenues	41,561	41,396	(0.4)%

Total revenues	676,661	673,056	(0.5)%

Voice-, data- and Internet-related payments	(86,244)	(79,076)	(8.3)%
Cost of equipment	(41,957)	(45,061)	7.4%
Payments to agents and other subcontractors	(49,064)	(43,421)	(11.5)%
Total expenses directly related to revenues	(177,265)	(167,558)	(5.5)%
Employee-related expenses	(120,176)	(100,320)	(16.5)%
Depreciation and amortization	(115,595)	(106,120)	(8.2)%
Other operating expenses - net	(135,313)	(136,800)	1.1%

Total operating expenses	(548,349)	(510,798)	(6.8)%

Operating profit	128,312	162,258	26.5%

Net financial expenses	(29,969)	(30,308)	1.1%

Share of associates’ profits	934	1,341	43.6%

Profit before income tax	99,277	133,291	34.3%

Income tax	(26,221)	(27,698)	5.6%

Profit for the year	73,056	105,593	44.5%

Attributable to:
Equity holders of the Company (Net income)	60,155	93,008	54.6%
Minority interests	12,901	12,585	(2.4)%
	73,056	105,593	44.5%

MAGYAR TELEKOM

Consolidated

Cashflow Statements - IFRS

 (HUF million)

	Year ended Dec 31,
	2007	2008	%
	(Unaudited)	(Unaudited)	change

Cashflows from operating activities

Profit for the year	73,056	105,593	44.5%
Depreciation and amortization	115,595	106,120	(8.2)%
Income tax expense	26,221	27,698	5.6%
Finance expenses	35,186	37,199	5.7%
Finance income	(5,217)	(6,891)	32.1%
Share of associates’ and joint ventures’ profits	(934)	(1,341)	43.6%
Change in assets carried as working capital	6,897	1,481	(78.5)%
Change in liabilities carried as working capital	25,592	(8,379)	n.m.
Income tax paid	(12,343)	(20,768)	68.3%
Dividend received	72	127	76.4%
Interest and other financial charges paid	(32,528)	(34,119)	4.9%
Interest received	5,742	7,923	38.0%
Other cashflows from operations	(5,999)	(4,354)	(27.4)%

Net cash generated from operating activities	231,340	210,289	(9.1)%

Cashflows from investing activities

Investments in tangible and intangible assets	(103,835)	(107,949)	4.0%
Adjustments to cash purchases	738	(8,090)	n.m.
Purchase of subsidiaries and business units	(710)	(762)	7.3%
Cash acquired through business combinations	485	0	(100.0)%
Cash spun-off through demerger	(1,173)	0	(100.0)%
Payments for other financial assets - net	(39,491)	(4,075)	(89.7)%
Proceeds from disposal of subsidiaries	0	1,233	n.a.
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	9,105	6,194	(32.0)%

Net cash used in investing activities	(134,881)	(113,449)	(15.9)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(162,558)	(95,343)	(41.3)%
Proceeds from loans and other borrowings	283,184	143,014	(49.5)%
Repayment of loans and other borrowings	(230,238)	(126,901)	(44.9)%
Proceeds from sale of treasury stock	391	0	(100.0)%

Net cash used in financing activities	(109,221)	(79,230)	(27.5)%

Exchange gains on cash and cash equivalents	221	1,404	535.3%

Change in cash and cash equivalents	(12,541)	19,014	n.m.

Cash and cash equivalents, beginning of year	60,207	47,666	(20.8)%

Cash and cash equivalents, end of year	47,666	66,680	39.9%

Change in cash and cash equivalents	(12,541)	19,014	n.m.

Summary of key operating statistics

GROUP	Dec 31, 2007	Dec 31, 2008	% change

EBITDA margin	36.0%	39.9%	n.a.
Operating margin	19.0%	24.1%	n.a.
Net income margin	8.9%	13.8%	n.a.
CAPEX to Sales	15.3%	16.0%	n.a.
ROA	5.3%	8.1%	n.a.
ROE	11.6%	17.7%	n.a.
Net debt	261,565	253,692	(3.0)%
Net debt / net debt + total capital	31.0%	29.7%	n.a.
Number of employees (closing full equivalent)	11,723	10,439	(11.0)%

T-COM SEGMENT	Dec 31, 2007	Dec 31, 2008	% change

Hungarian fixed line operations

Fixed line penetration	28.8%	26.9%	n.a.
Number of closing lines
Residential	1,778,444	1,594,974	(10.3)%
Business	162,795	150,734	(7.4)%
Payphone	19,458	16,279	(16.3)%
ISDN channels	303,998	285,660	(6.0)%
Total lines	2,264,695	2,047,647	(9.6)%

Traffic in minutes (thousands)
Local	2,686,330	2,420,877	(9.9)%
Long distance	916,676	830,788	(9.4)%
Fixed to mobile	361,170	301,810	(16.4)%
Domestic outgoing traffic	3,964,176	3,553,475	(10.4)%
International outgoing traffic	56,492	48,935	(13.4)%
Internet	417,055	149,721	(64.1)%
Total outgoing traffic	4,437,723	3,752,131	(15.4)%

Data products
ADSL connections	613,051	633,459	3.3%
Number of Internet subscribers
Dial-up	16,357	9,711	(40.6)%
Leased line	652	617	(5.4)%
DSL	398,265	430,433	8.1%
W-LAN	598	208	(65.2)%
Cable broadband	89,853	107,769	19.9%
Total retail Internet subscribers	505,725	548,738	8.5%
Total broadband Internet access	716,714	761,967	6.3%
Market share in the DSL broadband market (estimated)	82%	79%	n.a.
Market share in the dial-up market (estimated)	33%	32%	n.a.
Cable television customers	418,517	422,936	1.1%
IPTV customers	9,225	28,496	208.9%

Macedonian fixed line operations

Macedonian fixed line penetration	22.4%	20.9%	n.a.
Number of closing lines
Residential	404,925	371,285	(8.3)%
Business	40,954	40,344	(1.5)%
Payphone	2,015	1,692	(16.0)%
ISDN channels	44,482	44,694	0.5%
Total Macedonian lines	492,376	458,015	(7.0)%

Macedonian traffic in minutes (thousands)
Local	1,109,331	960,295	(13.4)%
Long distance	162,515	143,337	(11.8)%
Fixed to mobile	105,813	91,085	(13.9)%
Domestic outgoing traffic	1,377,659	1,194,717	(13.3)%
International outgoing traffic	24,726	22,481	(9.1)%
Internet	107,840	36,490	(66.2)%
Total outgoing Macedonian traffic	1,510,225	1,253,688	(17.0)%

Data products (Macedonia)
ADSL connections	48,214	98,866	105.1%
Number of Internet subscribers
Dial-up (1)	18,459	5,910	(68.0)%
Leased line	149	129	(13.4)%
DSL	48,214	98,866	105.1%
Total Internet subscribers	66,822	104,905	57.0%
Market share in the DSL broadband market (estimated)	58%	59%	n.a.
Market share in the dial-up market (estimated)	93%	96%	n.a.

Montenegrin fixed line operations

Montenegrin fixed line penetration	30.6%	28.0%	n.a.
Number of closing lines
PSTN lines	168,062	164,394	(2.2)%
ISDN channels	21,906	22,416	2.3%
Total Montenegrin lines	189,968	186,810	(1.7)%

Montenegrin traffic in minutes (thousands)
Local	285,553	243,119	(14.9)%
Long distance	64,064	53,687	(16.2)%
Fixed to mobile	29,724	27,797	(6.5)%
Domestic outgoing traffic	379,341	324,603	(14.4)%
International outgoing traffic	66,759	53,202	(20.3)%
Internet	311,676	185,334	(40.5)%
Total outgoing Montenegrin traffic	757,776	563,139	(25.7)%

Data products (Montenegro)
ADSL connections	16,106	38,956	141.9%
Number of Internet subscribers
Dial-up	28,401	17,455	(38.5)%
Leased line	146	188	28.8%
DSL	16,106	38,956	141.9%
Total Internet subscribers	44,653	56,599	26.8%
Market share in the dial-up market (estimated)	98%	98%	n.a.
IPTV customers	2,397	17,531	631.4%

T-MOBILE SEGMENT	Dec 31, 2007	Dec 31, 2008	% change

Hungarian mobile operations

Mobile penetration	109.7%	121.8%	n.a.
Market share of T-Mobile Hungary	44.0%	43.9%	n.a.
Number of customers (RPC)	4,853,492	5,361,792	10.5%
Postpaid share in the RPC base	37.0%	38.5%	n.a.
MOU	149	152	2.0%
ARPU (HUF)	4,542	4,087	(10.0)%
Postpaid	8,635	7,720	(10.6)%
Prepaid	2,205	1,890	(14.3)%
Overall churn rate	17.1%	15.4%	n.a.
Postpaid	10.0%	9.9%	n.a.
Prepaid	21.1%	18.8%	n.a.
Enhanced services within ARPU (HUF)	679	702	3.4%
Average acquisition cost (SAC) per customer (HUF)	6,554	7,376	12.5%

Macedonian mobile operations

Macedonian mobile penetration	93.3%	110.5%	n.a.
Market share of T-Mobile Macedonia	62.3%	59.4%	n.a.
Number of customers (RPC)	1,212,539	1,379,191	13.7%
Postpaid share in the RPC base	23.2%	26.2%	n.a.
MOU	90	96	6.7%
ARPU (HUF)	3,054	2,586	(15.3)%

Montenegrin mobile operations

Montenegrin mobile penetration (2)	168.7%	185.6%	n.a.
Market share of T-Mobile Crna Gora (2)	33.8%	36.1%	n.a.
Number of customers (RPC)	408,941	506,519	23.9%
Postpaid share in the RPC base	18.0%	17.6%	n.a.
MOU	120	105	(12.5)%
ARPU (HUF)	3,252	2,886	(11.3)%

T-SYSTEMS SEGMENT	Dec 31, 2007	Dec 31, 2008	% change

Number of closing lines
Business	60,259	59,822	(0.7)%
Managed leased lines (Flex-Com connections)	7,710	6,037	(21.7)%
ISDN channels	166,748	168,558	1.1%
Total lines	234,717	234,417	(0.1)%

Traffic in minutes (thousands)
Local	319,758	264,834	(17.2)%
Long distance	141,646	121,287	(14.4)%
Fixed to mobile	92,848	81,345	(12.4)%
Domestic outgoing traffic	554,252	467,466	(15.7)%
International outgoing traffic	28,778	24,811	(13.8)%
Internet	27,338	20,947	(23.4)%
Total outgoing traffic	610,368	513,224	(15.9)%

(1)          Dial-up Internet subscriber figures were reported according to the number of accounts in previous periods. One user may have several accounts (that can be inactive for longer time). In order to avoid the misleading picture of the Internet market, we now report the number of users. Previously published subscriber figures have been restated.

(2)          Data published by the Montenegrin Telecommunications Agency based on the total number of active SIM cards in the previous three months.

Interim management report -

Analysis of the Financial Statements

for the year ended December 31, 2008

Exchange rate information

The Euro strengthened by 4.5% against the Hungarian Forint year on year (from 253.35 HUF/EUR on December 31, 2007 to 264.78 HUF/EUR on December 31, 2008). The average HUF/EUR rate slightly decreased from 251.31 in 2007 to 251.25 in 2008.

The U.S. Dollar appreciated by 8.9% against the Hungarian Forint year on year (from 172.61 HUF/USD on December 31, 2007 to 187.91 HUF/USD on December 31, 2008).

The Hungarian Forint strengthened year over year by 0.5% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to a small extent.

Investigation into certain consultancy contracts

As previously disclosed, in the course of conducting their audit of Magyar Telekom’s 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PWC”) identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case (the “independent investigators”), as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the Foreign Corrupt Practices Act (“FCPA”), or internal Company policy. The Company’s Audit Committee also informed the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”), and the Hungarian Supervisory Financial Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.  In May 2008, the independent investigators provided us with a “Status Report on the Macedonian Phase of the Independent Investigation.” In the Status Report, White & Case stated, among other things, that “there is affirmative evidence of illegitimacy in the formation and/or performance” of six contracts for advisory, marketing, acquisition due-diligence and/or lobbying services in Macedonia, entered into between 2004 and 2006 between us and/or various of our affiliates on the one hand, and a Cyprus-based consulting company and/or its affiliates on the other hand, under which we and/or our affiliates paid a total of over EUR 6.7 million. The internal investigation is continuing into these and other contracts identified by the independent investigators.

In 2007 the Supreme State Prosecutor of the Republic of Montenegro informed the Board of Directors of Crnogorski Telekom, our Montenegrin subsidiary, of her conclusion that the contracts subject to the internal investigation in Montenegro included no elements of any type of criminal act for which prosecution would be initiated in Montenegro.

Hungarian authorities also commenced their own investigations into the Company’s activities in Montenegro.  The Hungarian National Bureau of Investigation has informed us that it closed its investigation as of May 20, 2008 without identifying any criminal activity.

United States authorities commenced their own investigations concerning the transactions which are the subject of our internal investigation, to determine whether there have been violations of U.S. law.  The Ministry of Interior of the Republic of Macedonia has also issued requests to our Macedonian subsidiaries, requesting information and documents concerning certain of our subsidiaries’ procurement and dividend payment activities in that country (together with U.S. investigations, the “Government investigations”). During 2007, the U.S. authorities expanded the scope of their investigations to include an inquiry into our actions taken in connection with the internal investigation and our public disclosures regarding the internal investigation.

We cannot predict when the internal investigation or the ongoing Government investigations will be concluded, what the final outcome of those investigations may be, or the impact, if any, they may have on our financial statements or results of operations. Government authorities could seek criminal or civil sanctions, including monetary penalties, against us or our affiliates, as well as additional changes to our business practices and compliance programs.

Magyar Telekom incurred HUF 5.4 bn expenses relating to the investigation in 2008, which are included in other operating expenses in the Group Headquarters and Shared services (“GHS”) segment.

Analysis of group income statements

Revenues

Fixed line voice-retail revenues decreased by 5.5% in 2008 compared to 2007, mainly driven by lower subscription fee revenues, lower outgoing traffic revenues (local, long distance and international) and decreased value added and other services revenues, partly offset by higher fixed to mobile (“F2M”) outgoing traffic revenues.

Subscription fee revenues decreased resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Makedonski Telekom were mainly driven by the decreased average PSTN customer base. These decreases were somewhat offset by higher subscription revenues at T-Com Crna Gora (“T-Com CG”) resulting from tariff rebalancing in September 2007, when subscription fees for residential customers had been doubled.

Domestic outgoing fixed line traffic revenues remained at the same level and amounted to HUF 51.5 bn in 2008. The increase in F2M outgoing traffic revenues was offset by lower local and long distance outgoing traffic revenues.

Pursuant to a decree, the Company had the obligation to decrease the F2M tariffs of the universal services subscribers by the amount of the decrease in the F2M termination rates. The Company did not fulfill this obligation because the mobile operators - referring to their lawsuits against the National Communications Authority (“NHH”) resolutions - did not, from a legal point of view, decrease the F2M termination rates, in their interconnection agreements with the Company.

The NHH called upon the Company to repay the difference to its universal customers regardless of the status of the above legal cases. In August 2008, the negotiations with NHH resulted in a positive conclusion, whereby the NHH accepted the Company’s arguments that in other forms of compensation the Company had already passed on the required discounts to the customers. Even though the NHH conclusion was limited to the year 2005, based on the NHH’s reasoning for the relief, management believes that the Company passed on the required discounts to its customers in the subsequent years of 2006-2008 as well. As a result of the above, management believed that the recognition of the provision was no longer necessary, and released to revenues the total amount of the HUF 8.5 bn provision accumulated in prior years.

This increase in the F2M outgoing traffic revenues were compensated by lower average per minute fees, lower usage and loss of fixed line customers mainly due to increasing competition from cable service providers and mobile substitution. Magyar Telekom Plc. offered several price discounts to customers choosing different tariff packages out of which the Felezo (Halving) and the Favorit packages were the most popular at December 31, 2008. The proportion of flat-rate packages was 30.0% within the total customer base of Magyar Telekom Plc. at December 31, 2008. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at T-Com CG primarily due to lower usage reflecting the effect of mobile substitution.

International outgoing fixed line traffic revenues amounted to HUF 7.9 bn in 2008 compared to HUF 10.1 bn in 2007. The decrease was primarily due to lower outgoing international traffic revenues at T-Com CG driven by significant drop in outgoing minutes to Serbia and lower prices for international calls after rebalancing in September 2007. Lower international outgoing fixed line traffic revenues at Magyar Telekom Plc. and at Makedonski Telekom resulted from lower volume of minutes and decreased prices.

Value added and other services revenues declined by 17.2% in 2008 as compared to the previous year due to lower usage of value added services (directory assistance, premium rate numbers, etc.) and lower amortization of deferred connection fee revenues at Magyar Telekom Plc. T-Com, which was partly offset by an increase in cable voice subscription fee revenues in line with higher customer number at T-Kábel Hungary.

Fixed line voice-wholesale revenues decreased by 29.1% in 2008 compared to 2007 driven by significant decrease both in domestic and international incoming traffic revenues.

Domestic incoming fixed line traffic revenues dropped by 36.0% for the year ended December 31, 2008 compared to 2007. Lower incoming revenues from mobile operators at T-Com CG resulted from lower revenues from Promonte (the largest mobile service provider in the Montenegrin mobile market) in line with decreased traffic as from the end of January 2008 Promonte has its own direct network with Telekom Serbia. In addition, in March 2008 Promonte rerouted its outgoing international traffic over Serbia. Traffic revenues from mobile operators decreased also at Magyar Telekom Plc. mainly due to lower mobile-to-international traffic and lower termination rates. The decrease in incoming traffic revenues from other fixed line operators at Magyar Telekom Plc. resulted mainly from lower interconnection traffic revenues driven by decreased average fees. Lower incoming domestic traffic revenues at Makedonski Telekom relate to cancelled network access contracts for the transit of international traffic with mobile operators.

International incoming fixed line traffic revenues decreased to HUF 14.8 bn for the year ended December 31, 2008 compared to HUF 19.9 bn in 2007. International incoming traffic revenues decreased primarily at Magyar Telekom Plc. driven by the change in the settlement of wholesale transit traffic. From January 1, 2008 Deutsche Telekom became the sole international voice partner of Magyar Telekom and consequently, Magyar Telekom does not have international wholesale transit revenues from other foreign carriers any more. This decrease was partly offset by higher incoming international minutes. Lower international incoming traffic revenues at Makedonski Telekom resulted mainly from decreased incoming international traffic. The decrease in international incoming traffic revenues at T-Com CG was driven by the ceasing of transit traffic from Serbia as from the end of January 2008 Promonte has direct link with Telekom Serbia.

Internet revenues of the fixed line operations grew to HUF 59.8 bn in 2008 compared to HUF 57.8 bn in 2007. This growth was due to strong volume increases in the number of ADSL connections at our foreign subsidiaries. In Hungary, the increase in ADSL connections has slowed down, while Cablenet customer base has been increasing continuously in a market environment characterized by strong competition. Higher IPTV customer base in Hungary and in Montenegro also positively affected Internet revenues. The number of ADSL connections grew to 633,459 by December 31, 2008 (from 613,051 a year earlier) and the number of retail Internet subscribers grew by 8.5% to 548,738 in Hungary. Within this, the proportion of higher revenue generating broadband Internet customers reached 98.2% at December 31, 2008. By the end of December 2008, the total number of our broadband connections was almost 762,000 in our Hungarian fixed line operations. Higher advertisement revenues in Hungary also contributed to the increase in Internet revenues. These increases were somewhat compensated by lower narrowband Internet revenues driven by decreased narrowband subscriber base and the drop in traffic affected by migration from narrowband to broadband services.

Data revenues amounted to HUF 28.8 bn in 2008 compared to HUF 27.4 bn in 2007. The continuous migration of narrowband to broadband data products resulted in higher broadband revenues and lower narrowband revenues. Higher broadband retail revenues at Magyar Telekom Plc. T-Systems were due to new IP-VPN contracts. The increase in Makedonski Telekom’s broadband data revenues was attributable to the increased number of IP subscribers and new contracts for leased lines. Higher revenues at Combridge (Romania) also positively affected broadband data revenues.

Multimedia revenues amounted to HUF 18.8 bn in 2008 as compared to HUF 18.1 bn in 2007. The increase is mainly due to the growth in cable TV revenues resulting from the price increases effective from January 1, 2008 and the increase in average number of cable TV subscribers in Hungary.

Revenues from fixed line equipment increased by 30.8% for the year ended December 31, 2008 compared to 2007. The increase was mainly driven by higher revenues at Makedonski Telekom owing to more ADSL modems, personal computers and TV sets sold. Higher equipment revenues at Combridge also positively affected fixed line equipment revenues. These increases were somewhat offset by lower revenues at Magyar Telekom Plc. T-Com in line with less phonesets and ADSL modems sold.

Other fixed line revenues increased by 22.0% in 2008 compared to the previous year. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase is mainly the result of higher other revenues at Magyar Telekom Plc. T-Com in line with higher revenues related to customer care service and higher revenues at Combridge.

Revenues from mobile telecommunications services amounted to HUF 331.8 bn for the year ended December 31, 2008 compared to HUF 325.8 bn in 2007 (a 1.8% increase). The small increase in mobile revenues resulted from higher non-voice revenues mainly at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”), higher voice revenues at our foreign mobile subsidiaries and higher TETRA-related revenues at Pro-M, largely offset by decreased voice revenues and lower equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It remained stable and amounted to HUF 249.2 bn in 2008. The increase at T-Mobile Macedonia (“T-Mobile MK”) was due to higher voice-wholesale revenues resulting primarily from higher incoming international traffic and also due to higher subscription fee revenues boosted by strong increase in the average number of postpaid customers. At T-Mobile Crna Gora (“T-Mobile CG”), the increase in voice-wholesale and voice-retail revenues was somewhat compensated by lower visitor revenues resulting from decreased volume of traffic. At TMH, the significant decrease in voice-wholesale revenues reflects decreased termination fees, while lower visitor revenues show the impact of EU roaming regulation. The positive effects of continuously growing customer base and higher MOU could not fully compensate the decline in revenues resulting from lower per minute fees forced by strong competition.

TMH’s average usage per customer per month measured in MOU increased by 2.0% from 149 minutes in 2007 to 152 minutes in 2008. TMH’s monthly average revenue per user (“ARPU”) decreased by 10.0% from HUF 4,542 in 2007 to HUF 4,087 in 2008, mainly as a result of lower average per minute fees forced by strong competition and lower termination rates.

Mobile penetration reached 121.8% in Hungary and TMH accounts for 43.9% market share in the highly competitive mobile market at December 31, 2008 based on the total number of subscribers. TMH’s customer base increased by 10.5% year over year. The proportion of postpaid customers slightly increased to 38.5% at December 31, 2008 from 37.0% a year earlier.

Higher voice-retail revenues at T-Mobile MK were mainly driven by the strong increase in subscription fee revenues reflecting the significant increase in the postpaid customer base, partly offset by lower subscription fees. The positive effect of higher average number of mobile customers and higher MOU was partly offset by lower per minute rates. The number of T-Mobile MK customers increased by 13.7% and reached 1,379,191 at December 31, 2008. T-Mobile MK’s average usage per customer per month measured in MOU increased by 6.7% from 90 minutes in 2007 to 96 minutes in 2008. The small increase in voice-retail revenues at T-Mobile CG was due the higher customer base, somewhat compensated by lower MOU and lower per minute fees.

Voice-wholesale traffic revenues remained stable and reached HUF 46.2 bn both in 2007 and 2008. Higher interconnection revenues at T-Mobile MK derived from increased incoming international traffic as well as higher interconnection traffic with Cosmofon and VIP. In addition, higher Virtual Network Operator (“VNO”) wholesale revenues from national roaming based on the agreement with VIP also contributed to the increase. These increases were partially offset by decreased interconnection prices applied from August 2008. At T-Mobile CG, the growth resulted mainly from increased interconnection fees with Promonte effective from May 2007. These increases were offset by lower interconnection revenues at TMH in line with the decrease in termination rates from January 2008.

Higher non-voice revenues were primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS), while the increase at T-Mobile MK resulted from larger customer base, higher number of SMSs and increased mobile Internet usage.

Mobile equipment and activation revenues showed an 8.4% decrease in 2008 compared to the previous year due to lower revenue from handset upgrades and also because the higher number of gross additions to customers could not fully offset the decrease in average handset prices at TMH. Mobile equipment revenues declined also at our foreign mobile operators.

System Integration (“SI”) and IT revenues remained stable and amounted to HUF 41.4 bn in 2008 as lower performance of IQSYS was offset by the increase at MT Plc. T-Systems.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 79.1 bn in 2008 compared to HUF 86.2 bn in 2007. Lower outpayments at TMH were driven by lower mobile termination fees applied from January 2008 and by lower wholesale roaming fees, partly offset by increased traffic. Lower mobile outpayments at Magyar Telekom Plc. T-Com were due to the decreases in termination fees and lower volume of traffic. Payments to international operators decreased at Magyar Telekom Plc. T-Com resulting mainly from the previously mentioned change in the settlement of wholesale transit traffic. As from January 1, 2008 Deutsche Telekom became the sole international voice partner, Magyar Telekom does not have outpayments for international wholesale transit traffic to other foreign carriers. Voice-related payments dropped also at T-Com CG as Promonte and Telekom Serbia established their own direct link. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG due to increased interconnection fees with Promonte from May 2007 and increased traffic.

The cost of telecommunications equipment in 2008 was HUF 45.1 bn compared to HUF 42.0 bn in 2007. The increase is partly due to higher cost at TMH resulting from higher gross additions to customers with higher equipment sales ratio, somewhat offset by lower average cost of handsets. The increase at Pro-M is in line with the significantly higher TETRA-related revenues in 2008. The cost of equipment increased also at Makedonski Telekom due to increased sales volume of personal computers, ADSL modems, TV sets and other equipment.

Payments to agents and other subcontractors decreased in 2008 compared to 2007. The decline mainly refers to lower SI/IT-related payments at IQSYS parallel with lower SI/IT revenues in 2008.

Employee-related expenses in 2008 amounted to HUF 100.3 bn compared to HUF 120.2 bn in 2007 (a decrease of 16.5%). The decrease in employee-related expenses was mainly attributable to lower severance-related payments and provisions in relation to the headcount reduction at Magyar Telekom Plc. in 2008. Lower group headcount number which decreased from 11,723 on December 31, 2007 to 10,439 on December 31, 2008 also contributed to the decrease. These decreases were partly compensated by higher severance-related provisions and payments at Makedonski Telekom, T-Com CG and KFKI in 2008.

Depreciation and amortization decreased by 8.2% to HUF 106.1 bn in 2008 from HUF 115.6 bn in 2007. Lower amount of depreciation is mainly driven by the decrease at TMH and also at Magyar Telekom Plc. T-Com due to change in the useful life of certain group of assets during 2008.

Other operating expenses - net include HUF 37.1 bn materials and maintenance expenses, HUF 35.7 bn service fees, HUF 22.1 bn marketing expenses, HUF 16.0 bn fees and levies, HUF 11.0 bn consultancy and HUF 14.9 bn other expenses in 2008. The slight increase in other net operating expenses was mainly driven by higher price of energy and higher rental fees at MT Plc. HQ deriving from higher rented area of major offices. Higher net other expenses at T-Mobile CG is mainly the result of the sale of office building in 2007. Higher fees and levies show the provision made for litigations at Makedonski Telekom in 2008. The increase in marketing expenses at T-Mobile MK related to intensive advertising activities responding to strong competition after the entrance of VIP in the Macedonian mobile market in September 2007. These increases were mostly offset by higher other operating income at Makedonski Telekom due to the sale of its fully owned subsidiary, Montmak. The provision made for the legal cases in relation to leaving employees in 2007 at T-Com CG and lower consultancy fees primarily at MT Plc. HQ also decreased other net operating expenses.

Operating Profit

Operating margin for the year ended December 31, 2008 was 24.1%, while operating margin for 2007 was 19.0%. The increase is due to the fact that while revenues remained stable, operating expenses decreased by 6.8% - the drivers of which are explained above.

Net financial expenses

Net financial expenses amounted to HUF 30.3 bn in 2008 compared to HUF 30.0 bn in 2007. Net financial expenses increased mainly due to higher interest paid by Magyar Telekom Plc. due to increased average interest rate and higher average amount of loans. This increase was partly compensated by higher interest income at our Macedonian subsidiaries on bank deposits.

Net financial expenses included HUF 0.6 bn net foreign exchange loss, HUF 32.5 bn interest expense, HUF 4.7 bn other financial expenses and HUF 7.5 bn interest and other financial income in 2008.

Share of associates’ profits

Share of associates’ profits amounted to HUF 1.3 bn for the year ended December 31, 2008 compared to HUF 0.9 bn in 2007 reflecting higher results of M-RTL.

Income tax

Income tax expense increased from HUF 26.2 bn in 2007 to HUF 27.7 bn in 2008 mainly due to the higher profit before income tax. The proportional increase of the tax expense, however, is lower than the increase of the profit before income tax. The main reason for this is that dividends received are not subject to income tax.

Minority interests

Minority interests in 2008 decreased by 2.4% compared to 2007 and amounted to HUF 12.6 bn. The decrease is mainly due to the lower results T-Com CG and Makedonski Telekom, largely offset by better performance of T-Mobile MK.

Analysis of group balance sheets

Cash and cash equivalents

Cash and cash equivalents increased from HUF 47.7 bn at December 31, 2007 to HUF 66.7 bn at December 31, 2008. This movement relates mainly to the increasing amount of bank deposits with original maturities less than three months at Magyar Telekom Plc. HQ.

Financial liabilities

The current portion of financial liabilities increased by HUF 63.1 bn by December 31, 2008, while non current financial liabilities decreased by HUF 43.5 bn by December 31, 2008 year over year, resulting from the different maturity structure of loans.

At December 31, 2008, almost 100% of the loan portfolio was HUF denominated. The gearing ratio defined as net debt divided by net debt plus total equity was 29.7% at December 31, 2008 compared to 31.0% a year earlier.

Analysis of group cashflow

Net cash generated from operating activities decreased by 9.1% compared to 2007 and amounted to HUF 210,289 million in 2008, due to the combined effect of strong increase in severance payments (mainly at Magyar Telekom Plc.) and higher EBITDA.

Net cash used in investing activities amounted to HUF 113,449 million in 2008, while it was HUF 134,881 million in 2007. This considerable decrease in cash outflow is predominantly due to the change in other financial assets.

Net cash used in financing activities amounted to HUF 79,230 million in 2008 compared to HUF 109,221 million in 2007. Dividends paid to shareholders decreased by HUF 67,215 million as Magyar Telekom Plc. paid dividend after the 2005 results in January 2007. Consequently, the significant decrease in the amount of loans received refers to the different financing need of dividend payments.

Analysis of segment results

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Group Headquarters and Shared services), of which T-Com and T-Mobile include Hungarian and foreign activities as well. All fixed line operations in the foreign countries are included in our T-Com segment.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, KFKI, IQSYS and EurAccount.

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Voice - retail revenues	141,914	130,941	(7.7)
Voice - wholesale revenues	45,217	34,059	(24.7)
Internet	57,385	58,119	1.3
Other revenues	63,185	67,405	6.7
Total revenues	307,701	290,524	(5.6)
EBITDA before special influences	127,742	122,753	(3.9)
EBITDA	111,569	117,716	5.5
Operating profit	54,096	64,569	19.4
Investments in tangible and intangible assets	39,350	52,542	33.5

EBITDA = Earnings before net financial expenses, taxes, depreciation and amortization EBITDA before special influences = EBITDA excluding investigation-related costs and headcount reduction-related severance payments and provisions

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Voice - retail revenues	109,164	100,776	(7.7)
Voice - wholesale revenues	27,796	22,644	(18.5)
Internet	52,781	51,499	(2.4)
Other revenues	55,041	57,065	3.7
Total revenues	244,782	231,984	(5.2)
EBITDA before special influences	100,256	98,508	(1.7)
EBITDA	85,095	96,460	13.4
Operating profit	37,474	52,580	40.3

Makedonski Telekom

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Total revenues	41,206	39,636	(3.8)
EBITDA before special influences	19,358	18,105	(6.5)
EBITDA	19,120	16,058	(16.0)

T-Com CG

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Total revenues	22,201	19,044	(14.2)
EBITDA before special influences	7,975	6,162	(22.7)
EBITDA	7,209	5,220	(27.6)

Revenues in the T-Com segment decreased by 5.6% year over year driven by lower voice revenues, partly compensated by higher Internet and other revenues.

Voice-retail revenues experienced a decline in the segment mainly due to lower subscription revenues resulting from the decrease in average lines in Hungary. In addition, outgoing domestic and international traffic revenues also declined due to price discounts, lower usage and loss of lines reflecting the effect of strong competition and mobile substitution. These decreases were partly offset by the release of the F2M provision at Magyar Telekom Plc. and higher subscription revenues at T-Com CG driven by doubled subscription fees after rebalancing in September 2007.

Voice-wholesale revenues decreased in Hungary due to lower incoming international traffic revenues driven by the change in the settlement of wholesale transit traffic. Traffic revenues from domestic operators also decreased at Magyar Telekom Plc. T-Com, due to lower termination rates and decrease in traffic. At T-Com CG, voice-wholesale revenues decreased because from January 2008, Promonte uses its own direct network with Telekom Serbia. Lower domestic and international incoming revenue at Makedonski Telekom was mainly due to lower volume of incoming traffic.

Internet revenues slightly increased by 1.3% in 2008 compared to the previous year driven by strong volume increases in the number of ADSL connections at our foreign subsidiaries as well as higher IPTV customer base in Hungary and in Montenegro. The consequent increase in broadband Internet revenues was largely offset by decreasing narrowband revenues due to the migration from narrowband to broadband services.

Other revenues include data, multimedia, equipment, system integration and information technology revenues and miscellaneous other revenues. Higher equipment revenues reflect primarily the growth at Makedonski Telekom driven by more ADSL modems, personal computers and TV sets sold. Other revenues increased at Combridge and also at Magyar Telekom Plc. T-Com resulting from higher revenues related to customer care services.

Operating profit of the T-Com segment increased by 19.4%. While total revenues decreased by 5.6%, operating expenses declined by 10.9% owing to lower employee-related expenses, voice-related payments and depreciation and amortization.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Voice - retail	197,028	198,107	0.5
Voice - wholesale	60,508	57,364	(5.2)
Visitor	9,652	8,719	(9.7)
Non-voice	44,932	50,416	12.2
Equipment and activation	23,155	21,245	(8.2)
Other revenues	11,595	13,589	17.2
Total revenues	346,870	349,440	0.7
EBITDA before special influences	151,200	149,236	(1.3)
EBITDA	149,304	148,411	(0.6)
Operating profit	101,855	107,168	5.2
Investments in tangible and intangible assets	55,903	45,706	(18.2)

T-Mobile Hungary

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Voice - retail	163,025	162,443	(0.4)
Voice - wholesale	48,930	44,236	(9.6)
Visitor	6,031	5,643	(6.4)
Non-voice	37,782	43,245	14.5
Equipment and activation	20,472	19,109	(6.7)
Other revenues	5,260	5,950	13.1
Total revenues	281,500	280,626	(0.3)
EBITDA before special influences	120,406	118,805	(1.3)
EBITDA	118,932	118,047	(0.7)
Operating profit	80,683	86,001	6.6

Pro-M (Tetra)

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Total revenues	7,316	8,654	18.3
EBITDA before special influences	1,592	1,640	3.0
EBITDA	1,578	1,640	3.9

T-Mobile Macedonia

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Total revenues	42,517	44,188	3.9
EBITDA before special influences	22,393	23,152	3.4
EBITDA	22,311	23,129	3.7

T-Mobile Crna Gora

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Total revenues	17,199	18,091	5.2
EBITDA before special influences	6,809	5,639	(17.2)
EBITDA	6,483	5,595	(13.7)

Revenues in the T-Mobile segment remained broadly stable in 2008 compared to 2007 as higher non-voice revenues at TMH, higher voice revenues at our foreign mobile operators and increased revenues at Pro-M were offset by lower voice revenues and equipment revenues at TMH.

TMH’s voice-retail revenues slightly decreased since increased average customer base and higher MOU could not compensate the decrease in tariff levels. Revenues from call terminations declined at TMH primarily due to decreases in termination fees from January 1, 2008. Lower visitor revenues reflect the impact of roaming fee regulation in the European Union. Equipment revenues declined due to lower revenue from handset upgrades and lower average handset prices, partly offset by higher sales volumes. These decreases were compensated by the significant increase in non-voice revenues at TMH driven by higher access revenues in line with wider usage of mobile Internet.

While total revenues remained almost at the same level, operating expenses decreased by 3.1% year over year resulting in 6.6% higher operating profit at TMH. Operating expenses decreased due to the combined effect of lower depreciation and amortization, decreased payments to other mobile operators in line with lower termination and roaming fees, increased other net operating expenses and higher cost of equipment.

Total revenues of T-Mobile MK increased by 3.9% in 2008 mainly due to higher average customer base and higher MOU, partly offset by lower per minute fees and lower subscription fees. T-Mobile MK’s subscriber base increased by 13.7%, to 1,379,191 including 1,018,485 prepaid customers on December 31, 2008. T-Mobile MK had a 59.4% share in the Macedonian mobile market and mobile penetration was 110.5% at the end of

December 2008. Higher subscription revenues resulted from significantly higher postpaid customer base, partly offset by lower subscription fees. Higher voice-wholesale revenues were due to higher international traffic in line with higher subscriber base of the Macedonian mobile operators.

Total operating expenses of T-Mobile MK increased by 2.2% deriving from higher marketing expenses, increased payments to other domestic operators, higher sales-related agent fees, partly offset by lower depreciation and amortization.

Total revenues of T-Mobile CG amounted to HUF 18.1 bn in 2008 compared to HUF 17.2 bn in 2007. This increase was primarily attributable to higher voice-wholesale revenues driven by the change in interconnection fees with Promonte and with T-Com CG in the second quarter of 2007.

Operating profit at T-Mobile CG decreased by 27.2% and amounted to HUF 2.7 bn in 2008 driven by higher operating expenses. The growth in operating expenses was mainly due to higher net other operating expenses and the increase in voice-related payments.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, KFKI and IQSYS.

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Voice revenues	17,351	20,655	19.0
SI/IT revenues	41,434	44,780	8.1
Other revenues	20,147	19,790	(1.8)
Total revenues	78,932	85,225	8.0
EBITDA before special influences	13,646	25,090	83.9
EBITDA	11,833	23,631	99.7
Operating profit	5,966	17,165	187.7
Investments in tangible and intangible assets	3,316	3,337	0.6

The increase of 8.0% in the revenues of T-Systems segment primarily resulted from higher F2M outgoing traffic revenues (due to release of provision), higher SI/IT revenues due to the new managed service and operating projects started in 2008 and higher project revenues realized within Magyar Telekom Group .

Operating profit increased by 187.7% due to the revenue growth as well as lower revenue-related payments and lower net other operating expenses.

Group Headquarters and Shared services segment

Group Headquarters and Shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	Year ended Dec 31, 2007	Year ended Dec 31, 2008	Change (%)
Total revenues	23,737	22,145	(6.7)
EBITDA before special influences	(15,497)	(14,809)	(4.4)
EBITDA	(28,799)	(21,380)	(25.8)
Operating profit	(33,605)	(26,644)	(20.7)
Investments in tangible and intangible assets	5,266	6,364	20.9

The Group Headquarters and Shared services segment performs strategic and cross-divisional management functions for Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Operating expenses of the GHS segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Improved operating results mainly resulted from lower employee-related expenses due to lower severance-related provisions and payments in 2008.

Significant events between the end of the quarter and the publishing of the “Interim management report”

Depreciation of the HUF after the balance sheet date

As a further stage of the global credit crunch, the HUF weakened to unprecedented low levels (together with the peer countries in the region) and temporarily the HUF-EUR exchange rate was as high as 309.00. The HUF-EUR exchange rate at December 31, 2008 was 264.78, i.e. there was a period of time between the balance sheet date and the approval of these financials when the HUF was approximately 17% weaker than at year end.

Acquisitions after the balance sheet date

Magyar Telekom signed a share purchase agreement to acquire 100% of KFKI Direkt Kft. on February 9, 2009. The purchase price is HUF 300 million plus an earn-out payment depending on the 2009 financial performance of up to a maximum of HUF 100 million. KFKI Direkt is a systems integration and infrastructure support company with specialist expertise in these areas. Based on the preliminary financial statements, the company achieved nearly HUF 1.5 billion revenues and exceeded HUF 200 million EBITDA in 2008. KFKI Direkt de-merged from KFKI in 1995, while the remainder of the KFKI Group was acquired by Magyar Telekom in 2006. With this acquisition Magyar Telekom aims to further strengthen its position in the IT service market. The closing of the transaction, which is anticipated to be in the second quarter of 2009, is subject to Competition Authority approval.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, February 24, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitons

Date: February 24, 2009